Fees and other Transactions with Affiliates

The Board approved new annual percentage rates for accounting service fees effective August 21, 2001. Under the terms of the new contract, the Funds pay Rydex Fund Services, an affiliated entity, accounting service fees calculated at an annual percentage rate of one-tenth of one percent (0.10%) for the first $250 million of the average daily net assets, three-fortieths of one percent (0.075%) on the next $250 million of the average daily net assets, one-twentieth of one percent (0.05%) on the next $250 million of the average daily net assets, and one-thirty third of one percent (0.03%) on the average daily net assets over $750 million of each of the funds.